QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months and twelve months ended February 28, 2013. This MD&A is dated May 8, 2013 and should be read in conjunction with our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2013 and the Annual Information Form for the year ended February 28, 2013 (the "AIF") to be filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2013.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of May 8, 2013 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our ability to successfully complete and integrate acquisitions of products or businesses, including the ongoing integration of Nokia Siemens Networks' microwave transport business, into our existing product lines and businesses and other risks associated with acquisitions;
  •
  our reliance on Nokia Siemens Networks and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia Siemens Networks;
  •
  our reliance on a small number of customers for a large percentage of revenue;
  •
  our ability to implement our ongoing program of operating cost reductions;
  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our history of losses;
  •
  our dependence on our ability to develop new products and enhance existing products;
  •
  our ability to successfully manage growth;
  •
  our dependence on establishing and maintaining relationships with channel partners;
  •
  dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;
  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;
  •
  the impact that general economic weakness and volatility may be having on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  our exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;
  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a change in our tax status or assessment by domestic or foreign tax authorities;
  •
  a lengthy and variable sales cycle;
  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  product defects, product liability claims, and health and safety risks relating to wireless products;
  •
  risks associated with possible loss of our foreign private issuer status; and
  •
  risks and expenses associated with our common shares and being a public company.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by our acquisition of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;
  •
  the impact of supporting the Nokia Siemens Networks channel on our operating costs and margins, including increased cash requirements to fund acquired operations and the associated requirement to comply with debt financing covenants with our lenders (which should be understood in light of our history of losses noted above);
  •
  increased exposure to global currency fluctuations;
  •
  that expected synergies will not materialize;
  •
  that unexpected costs will be incurred to integrate the business; and
  •
  that end-customer demand will not meet expectations.

        Forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia Siemens Networks and our recently announced renewed operational framework with Nokia Siemens Networks are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate and expectations regarding potential synergies and prospects for the business going forward. Other risks relating to Nokia Siemens Networks, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2012 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources — Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed Annual Information Form. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plan relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward looking statements. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011	February 28, 2013	February 29, 2012	February 28, 2011
REVENUE	28,294	9,150	15,105	123,877	45,656	118,010
Cost of sales	26,807	8,006	10,697	104,376	29,255	67,460

Gross profit	1,487	1,144	4,408	19,501	16,401	50,550

	5.3%	12.5%	29.2%	15.7%	35.9%	42.8%
EXPENSES
Research and development	7,713	5,400	5,952	34,020	22,898	19,056
Selling and marketing	4,138	3,585	3,964	16,088	15,307	17,303
General and administrative	6,600	4,735	3,332	26,601	17,653	11,785
Government assistance	—	—	(144)	—	(902)	(390)

	18,451	13,720	13,104	76,709	54,956	47,754

Income (loss) before other items	(16,964)	(12,576)	(8,696)	(57,208)	(38,555)	2,796
Amortization of intangible assets	(845)	(373)	(472)	(3,748)	(1,986)	(893)
Accretion expense	(56)	(38)	(271)	(124)	(650)	(393)
Restructuring expense	(448)	—	—	(2,085)	—	—
Interest income/(expense)	(451)	39	37	(1,662)	393	233
Investment gain/(loss)	—	46	(161)	—	67	7
Impairment of intangible assets	(5,388)	—	—	(13,812)	(8,315)	—
Gain on change in estimate	—	623	—	6,958	15,146	—
Gain on purchase of business	—	—	—	19,397	—	—
Loss on sale of assets	(2,827)	—	—	(2,827)	—	—
Foreign exchange gain (loss)	145	218	536	23	100	678

Net Income (Loss) before income taxes	(26,834)	(12,061)	(9,027)	(55,088)	(33,800)	2,428
Income tax expense (recovery)	428	1,354	(145)	(81)	(104)	421

Net Income (Loss)	(27,262)	(13,415)	(8,882)	(55,007)	(33,696)	2,007
Net Loss Attributable to Non-Controlling Interest	81	47	—	258	215	—

Net Income (Loss) applicable to shareholders	(27,181)	(13,368)	(8,882)	(54,749)	(33,481)	2,007
Basic income (loss) per share	(0.71)	(0.38)	(0.25)	(1.46)	(0.94)	0.06
Diluted income (loss) per share	(0.71)	(0.38)	(0.25)	(1.46)	(0.94)	0.05
Basic weighted average shares outstanding	38,043,594	35,573,810	35,208,606	37,495,818	35,506,689	35,812,507
Diluted weighted average shares outstanding	38,043,594	35,573,810	35,208,606	37,495,818	35,506,689	36,741,961

        The changes in our results between fiscal years 2013, 2012 and 2011 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2012 and fiscal year 2013 is attributable to our acquisition of the microwave transport business of Nokia Siemens Networks ("NSN"). Fiscal year 2011 included sales

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    to a US-based national carrier; sales to this carrier have decreased significantly in the intervening period.

  2)
  Gross profit was negatively impacted in fiscal year 2013 by the predominance of original equipment manufacturer (OEM) related revenue which has higher volume discounts and therefore lower prices than sales through other channels.

  3)
  Operating expenses have increased in fiscal year 2013 because of the inclusion of the NSN services costs following the acquisition of the microwave transport business of NSN. In fiscal year 2012, the professional legal and accounting fees associated with the acquisition activity pushed total operating expenses higher than they had been in the previous fiscal year.

Consolidated Balance Sheet Data

	As at February 28, 2013	As at February 29, 2012
Assets:
Cash and cash equivalents	22,959	52,798
Restricted cash	—	177

Cash	22,959	52,975

Trade receivables	35,452	9,850
Inventory	32,722	27,043
Contingent receivable	13,843	—
Other Assets	6,146	5,570

Total Current Assets	111,122	95,438

Long Term Assets	23,872	24,683

Total Assets	134,994	120,121

Liabilities:
Accounts Payable & Accrued Liabilities	56,962	12,720
Debt facility	15,000	—
Other Short Term Liabilities	4,669	1,097
Contingent consideration	—	1,884

Total Short Term Liabilities	76,631	15,701

Long Term Liabilities	2,753	2,355

Total Liabilities	79,384	18,056

Total Equity	55,610	102,065

Total Liabilities and Shareholder's Equity	134,994	120,121

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the impact of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

Results of Operations

	FY12				FY13
	May 31 2011	Aug 31 2011	Nov 30 2011	Feb 29 2012	May 31 2012	Aug 31 2012	Nov 30 2012	Feb 28 2013
Revenue	11,049	13,627	11,830	9,150	12,974	44,157	38,452	28,294
Gross Profit	4,644	5,775	4,838	1,144	4,133	6,743	7,138	1,487
Gross Profit %	42%	42%	41%	13%	32%	15%	19%	5%
Operating Expenses	13,959	13,384	13,893	13,720	13,327	25,009	19,922	18,451
Income (loss) before other items	(9,315)	(7,609)	(9,055)	(12,576)	(9,194)	(18,266)	(12,784)	(16,964)
Net income (loss) for the period	(9,944)	(2,279)	(8,058)	(13,415)	(12,637)	(1,172)	(13,936)	(27,262)
Net income (loss) per share
Basic	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)
Diluted	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)
Weighted average number of shares outstanding
Basic	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594
Diluted	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594
Total Assets	162,426	145,948	134,128	120,121	109,616	164,099	152,433	134,994

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

products is mobile network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.

        Key points on our results of operations for the fourth quarter and the fiscal year ended February 28, 2013 when comparing those results to the same periods in the previous fiscal year include the following:

  •
  On March 4, 2013, we announced revised revenue expectations for our fourth quarter fiscal year 2013, ended February 28, 2013, of approximately $30.0 million, down from the expected range (of $40.0 million to $45.0 million) provided previously. The main area of shortfall behind the revised revenue guidance is lower revenue from NSN during the fourth quarter when compared to the third quarter of fiscal 2013.

  •
  When compared to the same quarter and twelve month period in the previous fiscal year, revenue increased by $19.1 million and by $78.2 million respectively. The primary factors contributing to the revenue changes are:

  •
  Our acquisition of NSN's microwave transport business on June 1, 2012 (fourth quarter increase — $16.3 million; full year increase — $74.0 million).

  •
  Participation in the roll out of Tier 1 networks through existing OEM relationships (fourth quarter increase — $2.9 million; full year increase — $13.3 million).

  •
  Direct sales to national carriers and multiple system operators located in North America and Europe decreased (fourth quarter decrease — $0.1 million; full year decrease — $9.1 million).

  •
  Gross profit percentage decreased to 5.3% in the fourth quarter and to 15.7% on a year to date basis (fourth quarter of fiscal year 2012 — 12.5%; full year of fiscal year 2012 — 35.9%). The decrease can be attributed to the significant change in customer mix from direct sales in the prior year to large OEM sales in the current year. We also sustained additional one-time costs related to the integration of the microwave transport business we acquired from NSN. These one-time costs also negatively affected margins.

  •
  Operating expenses increased by $4.7 million for the fourth quarter of fiscal year 2013 when compared to the fourth quarter of fiscal year 2012, and increased by $21.8 million when comparing the full year of fiscal 2013 to the same period in the previous fiscal year. The main factor contributing to the increase in operating expenses during the year was our acquisition of NSN's microwave transport business. These costs consisted of: R&D expenditures in China and Italy, closing costs, integration and transition costs, and new go-forward costs needed to support this channel.

  •
  Other items affecting our fourth quarter included a $5.4 million impairment of intangible assets cost. For the total year fiscal 2013 our results included a gain on the closing of the acquisition of the microwave transport business of NSN in the amount of $19.4 million and a gain on the revaluation of contingent receivables and contingent liabilities in the amount of $7.0 million. These gains were offset partially by the impairment of intangible assets of $13.8 million and a loss on the disposition of assets of $2.8 million.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $27.2 million in the three months ended February 28, 2013 and a $54.7 million net loss applicable to shareholders in the twelve months ending on the same date.

  •
  Cash (including cash and cash equivalents, and restricted cash) decreased by $30.0 million when compared to the prior fiscal year end and by $13.9 million over the course of the three months ended February 28, 2013. The primary driver for the cash usage was the loss from operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Our Priorities

        Our predominant focus is on revenue growth, and ensuring the successful integration of the microwave transport business we acquired from NSN.

  Acquisition of NSN's Microwave Transport Business

        This section includes forward-looking statements related to our acquisition of the NSN microwave transport business. See "Forward-Looking Statements" and "Risks and Uncertainties".

        On June 1, 2012 we announced the closing of the acquisition of NSN's microwave transport business, including its associated operational support system (OSS) and related support functions (the "NSN Acquisition"). The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave, its wholly-owned subsidiary DragonWave S.à.r.l. and Nokia Siemens Networks B.V. ("NSN B.V." and together with its affiliates and subsidiaries, referred to herein as "NSN") dated May 3, 2012.

        NSN retained responsibility for its existing solution sales and associated services for microwave transport, while we have been responsible for the microwave transport product line, including R&D, product management and operations functions. During fiscal 2013, NSN continued to provide R&D and other support to the business through a services arrangement.

        We are now the preferred strategic supplier of packet microwave and related products to NSN and the two companies jointly coordinate technology development activities. Under the terms of the agreement, we will continue the support and development of the acquired products, which will be sold via NSN through its existing channels as part of its end-to-end mobile broadband solution set and directly through our existing channels.

        Consideration paid on closing by DragonWave S.à.r.l., a wholly owned subsidiary of DragonWave, was $12.7 million in cash (the "Cash Consideration") and 2,000,978 common shares of DragonWave with a fair market value of $5.3 million (the "Share Consideration"). The Cash Consideration was paid in Euros.

        The purchase price consisted of the following components: (a) the Cash Consideration; (b) the Share Consideration, which shares are subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; (c) other consideration deferred for specific tangible assets; and (d) a contingent receivable based on business performance in the 18 months following closing.

        We allocated $12.5 million to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. However, because of the performance of the business during fiscal 2013 we have written down the intangible assets to $0.6 million at February 28, 2013.

        We recognized a one-time gain in the three and six months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The acquisition was and is intended to enhance our strategic position with NSN and positions us for future growth, as well as to provide us with a technology suite backed by service and support, further bolstering our ability to participate in the growth in LTE networks worldwide. We believe that we recognized a gain on the purchase of the business as a result of: (a) our existing relationship with NSN which positioned us more strategically to the seller than other potential buyers of the business; (b) access to the liquidity necessary to complete the acquisition; and (c) the prevailing economic and market environment.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Below we have provided a summary of the transaction details, including the calculation of the gain on the acquisition that was recorded in the second quarter of fiscal 2013.

Purchase Price
Cash	12,730
Shares	5,279
Other consideration	1,205
Contingent Receivable	(10,562)

Total Purchase Price	8,652	8,652

VALUE OF ASSETS & LIABILITIES ACQUIRED
Tangible Assets
Inventory	11,378
Lease inducement	2,093
Other Current Assets	2,564
Capital Assets	6,115

Tangible Assets Acquired	22,150	22,150
Intangible Assets
Customer Relationships	1,745
Developed Technology	10,800

Intangible Assets Acquired	12,545	12,545
Tangible Liabilities
Accounts Payable	—
Accrued Liabilities	2,484
Capital Lease Obligation	4,162

Tangible Liabilities Acquired	6,646	(6,646)

Net Value of Assets & Liabilities Acquired		28,049

Difference Between Purchase Price and Value of Assets & Liabilities Acquired		(19,397)

(This is recorded on the Statement of Operations as a gain in Q2 FY2013)

        We recognized a one-time gain of $19.4 million in the three and six months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        Subsequent to the acquisition date, in light of actual business performance in the quarters following the closing of the NSN Acquisition, we performed analyses of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, we determined that the carrying value of our Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, we wrote the asset down to our fair value and recorded a corresponding impairment charge.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that was contingent on actual sales of products achieved in

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the first eighteen months subsequent to the acquisition date. The fair value of the receivable on the balance sheet represents the discounted, most probable net amount to be received by us. During the three and twelve month periods ended November 30, 2012 we increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5.4 million in the consolidated statement of operations as a result of business performance subsequent to the acquisition date. In the first six months of fiscal 2013 and in the previous fiscal year all amounts associated with the gain on change in estimate relate to the OCS contingent liability which arose on the acquisition of Axerra Networks, Inc.

Subsequent Event Related to our Acquisition of Nokia Siemens Networks' Microwave Transport Business

        On April 10, 2013, we announced changes to our existing operational framework with NSN. In line with the renewed framework, we will continue to be the preferred, strategic supplier to NSN of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013 NSN paid $13.8 million to us which settled the balance of our contingent receivable from NSN. NSN will take on additional commitments and costs so that we can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, we will reduce accounts payable by $14.2 million. We will also eliminate the capital assets and the corresponding capital lease obligation associated with the Italian operations.

        We will record a termination fee of $8.8 million to be paid in several tranches over the balance of fiscal year 2014. The net impact of these items results in a gain of $6.0 million to be recognized in the statement of operations in the first quarter of fiscal year 2014.

        Overdue balances recorded in accounts receivable and payable as at February 28, 2013 between the two companies were settled in the amount of $19.4 million and $13.8 million respectively.

        The impact of these items will be recorded in the first quarter of fiscal year 2014 ending on May 31, 2013.

Items impacting cash on April 10, 2013:
Collection of overdue accounts receivable as at April 10th	19,409
Collection of contingent receivable previously recorded	13,843
Payment of accounts payable overdue as at April 10th	(13,856)

19,396
Other financial impacts:
Reduction of capital assets previously recorded	(659)
Elimination of capital lease obligation	1,291
Elimination of accounts payable amounts previously recorded	14,182

14,814
Termination fee to be disbursed in several tranches	(8,845)

Net Impact	5,969

        We believe the renewed framework will strengthen the alliance between DragonWave and NSN.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Debt Facility

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2013, this asset based credit facility was for a total of $35.0 million plus $5.0 million for letters of credit and foreign exchange facilities, with an additional $20.0 million in additional credit (for total maximum credit of $60.0 million) with the agreement of the lenders. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        As at February 28, 2013, our current working capital position and position relative to the covenants supported access to $15.0 million in cash and $5.0 million for letter of credits and foreign exchange facilities. As at February 28, 2013, we had drawn $15.0 million on the facility.

        As at February 28, 2013, we were in breach of one of the covenants then in place on the facility. However, we obtained a waiver of the breach from our lenders for a period through April 30, 2013, which eliminated any acceleration of repayment of our obligation. We have a term sheet obtained from Comerica Bank, and approved by both lenders to revise the terms of the credit facility. Under the revised terms we will have access to $20.0 million plus $2.5 million for letters of credit and foreign exchange facilities. The term sheet also contemplates that the covenants and other post-closing conditions will be amended. We have prepared a plan intended to achieve ongoing compliance with the revised covenants and post-closing conditions. We have sufficient current assets to utilize the incremental credit provided through the revised arrangement. The arrangements in the term sheet are subject to definitive documentation and other customary conditions.

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the year ended February 28, 2013 the weighted average debt outstanding was $16.0 million, and we recognized $1.0 million in interest expense related to the debt facility.

  Axerra Networks, Inc. ("Axerra")

        During the fourth quarter of fiscal 2011 we acquired Axerra, a leader in pseudowire technology with operations in Israel, the United States and Hong Kong. Total consideration paid was $11.4 million through a combination of cash and shares. On January 23, 2013, we entered into a share purchase agreement to dispose of all of the issued and outstanding shares of Axerra Networks Ltd. (formerly DragonWave Ltd.), for a nominal amount to several Israeli based companies. Under the share purchase agreement, we have a liability to pay certain future obligations and as at February 28, 2013 have recorded a discounted liability of $1.0 million. The maximum potential liability to DragonWave Inc., as at February 28, 2013 is $1.3 million. Also, under the terms of a supply and services agreement, we have an opportunity to earn an additional $5.3 million based on business performance subsequent to the disposition. We have recorded a receivable of $0.6 million for this receivable. The net book value of the assets of our Israeli subsidiary was $2.4 million as of the date of disposition so we recorded, after consideration of both the liability and the receivable, a net loss on sale of assets in the Consolidated Statements of Operations and Comprehensive Income (Loss) of $2.8 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  HFCL — India Update

        The market opportunities for wireless backhaul in India continue to be a strong area of interest for DragonWave. Through our 50.1% owned subsidiary, jointly owned with Himachal Futuristic Communications Ltd. ("HFCL"), we are trialing our equipment with major internet service providers in the country. The subsidiary began servicing NSN in January 2013 whilst continuing to seek new direct sales opportunities in India.

  OEM Partnerships

        We continue to believe strongly that our growth will come through relationships with partners in a variety of regions throughout the world. We are supporting trials of our equipment at OEM locations in the United States and Europe and it is through these relationships that we believe we can best take advantage of the major network builds and upgrades planned by national carriers. We also continue to work closely with our distributors and resellers who provide an important link into regional network operators.

  R&D Focus

        Both our new R&D resources as well as those that have been with us for many years are working closely on innovative solutions for our next generation of products. Our focus continues to be on designs that address the economic pressures of operating networks; in particular, products that are designed to maximize spectral efficiency and bandwidth capacity, while minimizing operating costs. In addition, we are working diligently to remain a leader with solutions that meet the requirements for smaller cell sizes and data traffic management.

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

	Three Months Ended February 28, 2013	Year Ended February 28, 2013
Summarized US GAAP Income Statement
Revenue	28,294	123,877
Cost of Sales	26,807	104,376

Gross Margin	1,487	19,501
Operating Expenses	18,451	76,709
Other Gains/Losses	10,298	(2,201)

Net Income (loss)	(27,262)	(55,007)
Reconciliation to Non-GAAP Measures
Net Income, under US GAAP	(27,262)	(55,007)
Interest expense	451	1,662
Tax expense	428	(81)
Depreciation of fixed assets	1,712	5,862
Amortization of intangible assets	845	3,748

EBITDA	(23,826)	(43,816)
Non-Cash and Normalizing Adjustments:
Stock option expenses	327	1,523
Impairment of intangible assets	5,388	13,812
Gain on change in estimate	—	(6,958)
Loss on sale of assets	2,827	2,827
Accretion expense	56	124
Inventory provision	752	3,443

Adjusted EBITDA	(14,476)	(29,045)

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. This has not changed as a result of the acquisition of NSN's microwave transport business. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, through sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. The three main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA") and Asia, India and Other. At present, we ship to

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

warehouse locations for NSN, and not to end-customer sites, and therefore it is difficult to determine accurately a geographic split for the revenue related to this new sales channel.

	Three Months Ended				Twelve Months Ended
	February 28, 2013		February 29, 2012		February 28, 2013		February 29, 2012
	$'s	%	$'s	%	$'s	%	$'s	%
North America	7,494	27%	4,804	52%	35,627	29%	32,941	72%
Europe, Middle East, and Africa	15,327	54%	3,734	41%	65,646	53%	10,724	24%
Asia, India and Other	5,473	19%	612	7%	22,604	18%	1,991	4%
Total Revenue	28,294	100%	9,150	100%	123,877	100%	45,656	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of several outsourced contract manufacturers with locations in India, Germany, China and Malaysia.

        R&D costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. It also includes the costs associated with services agreements in place with NSN for services delivered in Italy and China during fiscal year 2013. The Chinese services agreement came to an end on November 30, 2012 and after that date, our Chinese operations became a direct cost.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services. As well it includes the costs associated with services agreements with NSN.

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs. A portion of the services agreements with NSN are also included in G&A.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Throughout the fiscal year, we have leased premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continued to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months and twelve months ended February 28, 2013 and February 29, 2012

Revenue

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
28,294	9,150	19,144	123,877	45,656	78,221

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our acquisition of the NSN microwave transport business is the largest single driver for the change in revenue in both the three and twelve months ended February 28, 2013 compared to the same periods in the previous fiscal year. The increase in sales through other OEM sales channels also contributes to the increase. The reduction in sales of our Fusion product, and the decrease in sales to a US-based national carrier (previously our largest single customer) are two of the largest contributors to the downward pressure on revenue.

Fourth Quarter FY2013 vs. Fourth Quarter FY2012
Acquired Microwave Transport Business — NSN	16.3
Existing OEM partner	2.9
Regional Carriers and Distributors — North America	0.7
ROW	0.3
National Carriers — North America	0.2
Maintenance Revenue	0.1
North American Multiple System Operator (MSO)	(0.3)
Regional Carriers and Distributors — Europe and Africa	(1.1)

19.1

Full Year FY2013 vs. Full Year FY2012
Acquired Microwave Transport Business — NSN	74.0
Existing OEM partner	13.3
Maintenance Revenue	1.1
ROW	0.7
Regional Carriers and Distributors — Middle East	0.3
Regional Carriers and Distributors — North America	(1.7)
North American Multiple System Operator (MSO)	(2.6)
National Carriers — North America	(3.3)
Regional Carriers and Distributors — Europe and Africa	(3.7)

78.2

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
1,487	1,144	343	19,501	16,401	3,100
5%	13%	(7%)	16%	36%	(20%)

        The lower gross profit percentage in the fourth quarter of fiscal 2013 compared to the same period in the previous year relates primarily to the shift in the percentage of sales through OEM channels which have lower pricing compared to direct sales. In the fourth quarter higher product costs associated with the initial production runs from a new manufacturer lowered product specific margins. The operations team is focused on reducing these costs going forward. We are also working on strategies to reduce our overhead costs, including moving an increasing number of activities previously internally performed by DragonWave to lower cost manufacturing sites. These measures taken together are intended to help us partially offset downward pricing pressure resulting from increased reliance on OEM sales channels.

        Gross Profit was impacted by $0.8 million for an inventory impairment loss for the quarter. On a year-to-date basis we recognized an impairment loss of $3.4 million related primarily to pseudowire product designed in Israel and AirPair product designed in Ottawa (fourth quarter of fiscal year 2012 — $1.7 million; full year of fiscal 2012 — $2.0 million).

Expenses

Research and Development

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
7,713	5,400	2,313	34,020	22,898	11,122

        R&D expenses have changed significantly year over year as a result of the acquisition of the NSN microwave transport business, as well as the restructuring and cost reduction activities we have undertaken to reduce the overall cost base.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q4 FY2013 vs. Q4 FY2012	Full Year FY2013 vs. Full Year FY2012
Wind down of operations in Israel	(1.4)	(5.0)
Staff reductions in June and September in Canada	(1.5)	(4.5)
New Chinese R&D centre	1.8	6.1
(costs were charged through a services agreement with NSN until 11/30/12) NSN Services agreements (TSA and Italy)	2.6	10.2
Higher depreciation with the introduction of new assets after NSN acquisition	0.9	2.9
Lease Holiday (asset recognized on acquisition)	0.2	2.1
Lower Material spending in Ottawa with program priority changes & other	(0.3)	(0.7)

	2.3	11.1

Sales and Marketing

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
4,138	3,585	553	16,088	15,307	781

        Sales and marketing ("S&M") expenses increased as a result of our acquisition of the NSN microwave transport business and staff increases in product line management and sales required to support this new customer. These increases were partially offset by spending reductions in other areas including within our customer service organization.

Changes to S&M expense in USD Millions:

	Q4 FY2013 vs. Q4 FY2012	Full Year FY2013 vs. Full Year FY2012
NSN Service Agreement (invoiced costs from NSN)	0.3	1.1
Higher variable compensation associated with higher sales	0.1	0.9
Higher staff levels associated with new NSN focus teams	0.3	0.6
Fewer staff focused on in-warranty product issues (results: less cost moved from S&M expense to COGS)	0.1	0.4
Travel & Living	—	0.1
External advisors and contractors	0.2	(0.1)
Materials spending & trade show costs	—	(0.2)
Closure of the Israeli office — reduction in salaries, travel and associated spending	(0.4)	(2.0)

	0.6	0.8

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
6,600	4,735	1,865	26,601	17,653	8,948

        G&A expenses include the costs of the operations organization not charged directly to cost of goods sold ("COGS") or inventory. These costs include senior supply management staff, and contract manufacturing specialists who have been working to set up new contract manufacturing processes and relationships. Our acquisition of the NSN microwave transport business has had a significant impact on the G&A expense category, as a result of acquisition-related expenses including outside professional services and travel.

Changes to G&A Expenses in USD Millions

	Q4 FY2013 vs. Q4 FY2012	Full Year FY2013 vs. Full Year FY2012
NSN Services	1.0	4.2
Rent, warehouse costs and materials (net of associated allocations to COGS)	1.4	3.1
Higher external professional costs, insurance, and other	0.6	2.1
Higher travel & living costs with new CMs and geographic distribution of the organization	0.1	0.6
Higher variable compensation		0.4
Changes in staffing levels	(0.2)	0.3
Closure of the Israeli operations — reduction in salaries, travel and associated spending	(0.5)	(0.9)
Lower legal fees	(0.5)	(0.9)

	1.9	8.9

Government Assistance

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
—	—	—	—	(902)	902

        The credit in the twelve months ended February 29, 2012 reflects research and development funding received through the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel. DragonWave is required to pay royalties at the rate of 3% — 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        During fiscal year 2013 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1.5 million was made to recognize the change in estimate in the consolidated statement of operations in the year ended February 28, 2013 (year ended February 29, 2012 — $1.9 million). The fair value represents the discounted, most probable obligation to DragonWave.

Amortization of Intangible Assets

	Three Months Ended			Twelve Months Ended
	February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
	$	$	$	$	$	$
Amortization of Axerra Technology & Customer Relationships	—	167	(167)	451	1,216	(765)
Amortization of NSN (Technology, Customer Relationships & Favourable AR terms)	542	—	542	2,151	—	2,151
Amortization of computer software & infrastructure software	303	206	97	1,146	770	376

	845	373	472	3,748	1,986	1,762

        The amortization of technology and customer relationships acquired as part of our acquisition of Axerra, and related OCS liability ended with the write off of Axerra acquisition related intangibles on August 31, 2012. The variances therefore relate primarily to the microwave transport business acquired from NSN and the purchase price accounting that resulted in the recognition of intangible assets on the balance sheet at the acquisition date.

Accretion (Expense)

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
(56)	(38)	(18)	(124)	(650)	526

        The accretion expense in the twelve months ended February 28, 2013 and in the same period in the previous fiscal year relates primarily to the accretion of the OCS liability. As we have re-valued and reduced the estimated liability over time the accretion expense has decreased. The value of the OCS liability was reduced to zero at August 31, 2012. A small accretion expense was recognized in the three months ended February 28, 2013 associated with the NSN microwave transport business related balances.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restructuring Expense

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
(448)	—	(448)	(2,085)	—	(2,085)

        The restructuring expenses in fiscal 2013 relate to specific announcements about reductions in staff primarily in Israel and Canada. The year to date restructuring expense line includes costs associated with the announcement in June 2012 of the elimination of approximately 68 positions as well as the September 2012 announcement of the elimination of 48 positions across all functions. In the fourth quarter of fiscal 2013 we took further cost reduction action with the elimination of positions at the senior management level, which was publicly announced in April 2013. We will continue to assess the need to adjust the size and composition of our workforce as the integration of the NSN microwave transport business continues.

Interest Expense

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
(451)	39	(490)	(1,662)	393	(2,055)

        On June 4, 2012, in concert with our acquisition of the NSN microwave transport business, we borrowed $35.0 million against our credit facility with Comerica Bank and Export Development Canada. In August 2012 we repaid $20.0 million of this line and, as of the date of this MD&A, $15.0 million is outstanding on the line. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

Investment Gain

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
—	46	(46)	—	67	(67)

        The previous year gain relates to interest bearing investments we held in fiscal 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Impairment of Intangible Assets, Gain on Change in Estimates & Gain on the Purchase of Assets

	Three Months Ended			Twelve Months Ended
	February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
	$	$	$	$	$	$
Impairment of intangible assets
— Axerra related	—	—	—	(4,017)	(8,315)	4,297
— NSN related	(5,388)	—	(5,388)	(9,795)	—	(9,794)

Total impairment of intangible assets	(5,388)	—	(5,388)	(13,812)	(8,315)	(5,497)

Gain on change in estimate
— Axerra (OCS Liability & Technology)	—	622	(622)	1,542	15,146	(13,604)
— NSN; contingent receivable	—	—	—	5,416	—	5,416

Total gain on change in estimate	—	622	(622)	6,958	15,146	(8,188)

Gain on purchase of assets (NSN related)	—	—	—	19,397	—	19,397

  Impairment of Intangible Assets:

        During the twelve months ended February 28, 2013, in light of actual business performance in the two quarters after the closing of the NSN Acquisition, we performed analyses of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, we determined that the carrying value of our Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, we wrote the asset down to our fair value and recorded a corresponding impairment charge.

        All intangible assets associated with Axerra were written off in their entirety by August 31, 2012.

  Gain on Change in Estimate

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that was contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value of the receivable on the balance sheet represents the discounted, most probable net amount to be received by us. During the year ended February 28, 2013 we increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5.4 million in the consolidated statement of operations as a result of business performance subsequent to the acquisition date.

        We recognized a gain on change in estimate in the amount of $1.5 million in fiscal year 2013 and $15.1 million in fiscal year 2012 related to the OCS contingent liability which arose on our acquisition of Axerra.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Gain on Purchase of Assets

        To understand the gain on the purchase of assets we have provided a summary of the transaction details, including the calculation of the gain on our acquisition of the microwave transport business of NSN that was recorded in the second quarter of fiscal 2013.

Purchase Price
Cash	12,730
Shares	5,279
Other Consideration	1,205
Contingent Receivable	(10,562)

Total Purchase Price	8,652	8,652

VALUE OF ASSETS & LIABILITIES ACQUIRED
Tangible Assets
Inventory	11,378
Lease Inducement	2,093
Other Current Assets	2,564
Capital Assets	6,115

Tangible Assets Acquired	22,150	22,150
Intangible Assets
Customer Relationships	1,745
Developed Technology	10,800

Intangible Assets Acquired	12,545	12,545
Tangible Liabilities
Accounts Payable	—
Accrued Liabilities	2,484
Capital Lease Obligation	4,162

Tangible Liabilities Acquired	6,646	(6,646)

Net Value of Assets & Liabilities Acquired		28,049

Difference Between Purchase Price and Value of Assets & Liabilities Acquired		(19,397)

(This is recorded on the Consolidated Statements of Operations as a gain in Q2 FY2013)

        We recognized a one-time gain of $19.4 million in the twelve months ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

(Loss) on Sale of Assets

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
(2,827)	—	(2,827)	(2,827)	—	(2,827)

        On January 23, 2013, we entered into a share purchase agreement to dispose of all of the issued and outstanding shares of Axerra Networks Ltd. (formerly DragonWave Ltd.) for a nominal amount to several Israeli based companies. Under the share purchase agreement, we have a liability to pay certain future obligations and as at February 28, 2013 we recorded a discounted liability of $1.0 million. The maximum potential liability, as at February 28, 2013 is $1.3 million. Also, under the terms of a supply and services agreement we have an opportunity to earn an additional $5.3 million based on business performance subsequent to the disposition. We have recorded a receivable of $0.6 million for this receivable. The net book value of the assets of our Israeli subsidiary was $2.4 million as of the date of disposition so we have recorded, after consideration of both the liability and the receivable, a net loss on sale of assets in the Consolidated Statements of Operations of $2.8 million.

Foreign Exchange Gain (Loss)

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
145	218	(73)	23	100	(77)

        The foreign exchange balance for the three months ended February 28, 2013 is driven by the valuation of our foreign denominated monetary balances. In addition to the impact of the translation of our foreign currency denominated monetary balances in the twelve month period ended February 28, 2013, the foreign exchange balance relates to the foreign exchange contracts we had in place for that time period. From time to time we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

Income Taxes Expense (Recovery)

Three Months Ended			Twelve Months Ended
February 28, 2013	February 29, 2012	Variance	February 28, 2013	February 29, 2012	Variance
$	$	$	$	$	$
428	1,354	(926)	(81)	(104)	23

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax differences associated with the impairment of certain Axerra related balance sheet items.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2013, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada — $72.3 million, United States — $8.8 million, Luxembourg — $33.0 million. We also had capital loss carry forwards in the following jurisdictions: Canada — $16.3 million, United States — $36.5 million.

        The losses in Canada expire starting in fiscal 2029 until fiscal 2032. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the US expire between 2021 and 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by our US entity resulted in an ownership change within the meaning of Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $0.5 million.

        As at February 28, 2013, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2021. In addition, we had provincial research and development tax credits of $2.3 million, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements. We had a transitional tax credit of $1.1 million, arising from Federal/Ontario Corporate Tax Harmonization, which is available to reduce future Ontario income tax and expires in 2014. A tax benefit for this credit has not been recognized in the consolidated financial statements.

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at February 28, 2013	As at February 29, 2012
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	22,959	52,798
Restricted cash	—	177
Working Capital	34,491	79,739
Long Term Assets	23,872	24,683
Long Term Liabilities	2,753	2,355
Working Capital Ratio	1.5 : 1	6.1 : 1
Days Sales Outstanding in accounts receivable	102 days	107 days
Inventory Turnover	2.4 times	0.2 times

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at February 28, 2013, we had $23.0 million in cash and restricted cash (collectively "Cash"), representing a $30.0 million decrease from the Cash balance at February 29, 2012 and a $13.9 million decrease from November 30, 2012.

        As at February 28, 2013, we were required to have a minimum of $7.5 million held at Comerica bank, subsequent to February 28, 2013 that minimum requirement was increased to $10.0 million.

        The following table explains the change in the Cash in the three months ended February 28, 2013.

Significant Factors affecting the change in Cash

	Q4 FY2013	FY2013
Net Income adjusted for Non-Cash Items	(14,831)	(47,990)
Working Capital Changes
Change in inventory	(5,302)	2,571
Change in accounts receivable	(3,619)	(25,737)
Change in contingent receivable	(104)	2,135
Change in other current assets	3,340	469
Change in accounts payable	8,428	42,079
Capital Asset Acquisitions
Purchase of intangible fixed assets — software	(482)	(1,522)
Purchase of new capital assets	(810)	(2,395)
Acquisition and Financing
Acquisition of business	—	(12,730)
Change in debt facility	—	15,000
Capital Lease obligation	(455)	(1,264)
Other	(43)	(632)

Total Changes in Cash	(13,878)	(30,016)
Beginning Cash Balance	36,837	52,975
Ending Cash Balance	22,959	22,959

	13,878	30,016

        The operating losses are the most significant driver for the use of cash in fiscal year 2013. Lower than expected sales volumes did not generate revenue required to cover both the product costs and the operating expenses of the business.

        Accounts payable grew at a faster rate than receivables which has been positive for Cash. Inventory levels have been closely monitored, growth has come primarily through the acquisition of inventory through the NSN transaction.

        We invested in new capital assets and intangible fixed assets as we expanded the R&D team into China and diversified our contract manufacturing base.

        The introduction of new debt in the second quarter of fiscal 2013 was offset by acquisition costs and related capital lease obligations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Investment in capital assets and software was $1.4 million in the three months ended February 28, 2013.

Working Capital

Changes in working capital	November 30, 2012 to February 28, 2013	February 29, 2012 to February 28, 2013
Beginning working capital balance	68,456	79,739
Cash and cash equivalents, restricted cash, and short term investments	(13,878)	(30,016)
Trade receivables	3,647	25,602
Inventory	3,053	5,679
Other current assets	(2,891)	576
Contingent receivable	104	13,843
Future income tax asset	(172)	0
Accounts payable and accrued liabilities	(7,749)	(44,242)
Debt facility	(15,000)	(15,000)
Deferred revenue	(190)	(440)
Capital lease obligation	(634)	(3,251)
Contingent royalty	(255)	117
Contingent consideration		1,884

Net change in working capital	(33,964)	(45,247)

Ending working capital balance	34,491	34,491

Trade Receivables

        The trade receivables balance increased by $25.7 million between February 29, 2012 and February 28, 2013, due to the $19.1 million increase in sales levels between the fourth quarter of fiscal 2012 and the fourth quarter of fiscal 2013. The trade receivables balance also increased between November 30, 2012 and February 28, 2013 despite the decrease in sales because the DSO increased to 102 days from 71 days at November 30, 2012.

        As discussed in the Revenue section above, the NSN sales channel (which includes new business generated following our acquisition of the NSN microwave transport business, as well as sales of Horizon and Quantum to NSN) accounted for 61% of total sales in the fourth quarter and 63% of sales for the twelve months ended February 28, 2013.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Inventory

        The inventory balance increased by $3.1 million relative to the closing balance at November 30, 2012 and $5.7 million between February 29, 2012 and February 28, 2013.

	Q4 FY2013	Full Year FY2013
Opening Inventory Balance	29.6	27.0
Purchase of inventory through acquisition of NSN Business	0.0	11.4
Shipments of Flexipacket/Harmony product net of purchases	5.1	1.4
Shipments of Quantum, Horizon, Fusion and Airpair net of purchases	0.7	(3.4)
Sale of DragonWave Ltd. (formerly Axerra) in Q4	(2.2)	(2.2)
Other, including changes to provisions and overhead & labour in inventory	(0.5)	(1.5)

	32.7	32.7

Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased from $12.7 million at February 29, 2012 to $57.0 million at February 28, 2013 and from $49.2 million at November 30, 2012 to $57.0 million at February 29, 2013. The renewed framework with NSN will impact the accounts payable and accrued liabilities balance. Please see the section entitled "Subsequent Event Related to our acquisition of Nokia Siemens Networks' Microwave Transport Business" for a breakdown.

Goodwill Impairment Testing

        During the three months ended February 28, 2013, we performed an assessment of the events and circumstances subsequent to the annual goodwill impairment test and determined that the two-step goodwill impairment test was not required to be performed.

Liquidity Discussion

        Our consolidated financial statements for the fiscal year ended February 28, 2013 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past two years, mainly attributable to a reduction in sales volumes, and our acquisition and integration of the NSN microwave transport business.

        We have formulated a plan to return to cash flow break-even and to continue to operate as a going concern. Some of the significant assumptions and associated risks considered in our planning process include:

  •
  Establishment of a renewed operational framework with NSN (see note 25 to our consolidated financial statements)

  •
  Sales growth from NSN as a result of the renewed framework

  •
  Sales growth in the non-NSN channel business including new accounts

  •
  Ability to obtain operating expense reductions from the ongoing consolidation and rationalization of our legacy business and the business acquired from NSN

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Ability to complete migration to new contract manufacturers

  •
  Ability to optimize the logistical framework to reduce overhead costs related to hardware sales

  •
  Continued access to debt under arrangements with our current lenders

  •
  Continued access to cash resources through the issuance of common shares

        While we believe that our assumptions are reasonable, actual events or circumstances may cause the assumptions to be incorrect and actual results may differ materially from the plan.

Commitments as at February 28, 2013

        Future minimum operating lease payments as at February 28, 2013 per fiscal year are as follows:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$6,329	$2,160	$4,169	—	—

Total	$6,329	$2,160	$4,169	—	—

        The amounts in the table above do not reflect the future tax consequences attributable to such amounts because we are unable to reasonably estimate the amount of such tax consequences.

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of our subsidiary DragonWave Ltd., we did not receive or accrue any participation payments from OCS of the Ministry of Industry and Trade in Israel in the three and twelve months ended February 28, 2013 (three and twelve months ended February 29, 2012 — nil and $0.9 million respectively). We are required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required. In connection with the disposition of Axerra on January 23, 2013, we were granted a license to certain IP and we have agreed to comply with Israel's Encouragement of Research and Development Law, 1984 in connection with our use and disposition of the licensed IP. We are not otherwise subject to any ongoing royalty obligations to the Israel Office of the Chief Scientist.

        During the twelve months ended February 28, 2013 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1.5 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss). The consolidated statement of operations in the prior fiscal year was adjusted for a write down of the contingent liability by $1.9 million and for the contingent consideration by $11.3 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Common Shares
Balance at February 28, 2010	36,934,917

Stock-based compensation	—
Exercise of stock options	311,254
Share repurchase	(1,865,549)
Other	41,271
Net Earnings	—

Balance at February 28, 2011	35,421,893

Stock-based compensation	—
Exercise of stock options	113,940
Stock option benefit	—
Other	50,373
Other comprehensive loss	—
Initial formation contribution by non-controlling interest in DW-HFCL (Note 3)	—
Net Loss	—

Balance at February 29, 2012	35,586,206

Stock-based compensation	—
Exercise of stock options	24,047
Settlement of contingent consideration	400,983
Issued in connection with business acquisition	2,000,978
Other	36,083
Other comprehensive loss	—
Net Loss	—

Balance at February 28, 2013	38,048,297

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 29, 2012	2,396,079	$5.90

Granted	12,000	$3.93
Exercised	—	$—
Forfeited	(148,816)	$7.23

Options outstanding at May 31, 2012	2,259,263	$5.80

Granted	555,000	$2.94
Exercised	(16,444)	$2.43
Forfeited	(129,535)	$6.90

Options outstanding at August 31, 2012	2,668,284	$5.17

Granted	140,000	$2.26
Exercised	(6,889)	$1.34
Forfeited	(108,678)	$6.48

Options outstanding at November 30, 2012	2,692,717	$5.04

Granted	4,500	$2.73
Exercised	(714)	$1.34
Forfeited	(123,693)	$7.27

Options outstanding at February 28, 2013	2,529,088	$4.89

        As at February 28, 2013, there were 38,048,297 common shares issued and outstanding and options to purchase 2,529,088 common shares granted under our stock option plan.

        As of May 3, 2013 there were 38,053,186 common shares issued and outstanding and there were 2,386,384 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan (the "ESPP") on October 20, 2008. The plan enables employees to purchase our common shares. We will match the employees' contribution at a rate of 25%. During the three months and twelve months ended February 28, 2013, a total of 5,260 and 31,078 common shares, respectively, were purchased by employees at fair market value, while we issued 1,313 and 7,760 common shares, respectively, as our matching contribution. The shares contributed by us will vest 12 months after issuance.

        The fair value of the unearned ESPP shares as at February 28, 2013 was $48 thousand (February 29, 2012 — $42 thousand). The number of shares held for release, and still restricted under the ESPP at February 28, 2013 was 7,760 (February 29, 2012 — 10,085).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Redditch	England	BNP Paribas	April, 2013	$8,000
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	August, 2013	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$125,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	Nov 30, 2013	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	February 28, 2013	February 29, 2012
Held-for-trading (1)	23,041	52,975
Loans and receivables (2)	37,519	10,214
Other financial liabilities (3)	75,690	11,655
(1)
Includes cash, cash equivalents, restricted cash, and forward contracts

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable, accrued liabilities, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of our contingent receivable and contingent liabilities which have been measured using a Level 3 input, a financial forecast developed using our own data.

Interest rate risk

        Cash and cash equivalents and the debt facility with fixed interest rates expose us to interest rate risk on these financial instruments. Interest expense of $0.5 million for the three months ended February 28, 2013 and $1.7 million for the year ended February 28, 2013 was recognized on our cash, cash equivalents, and debt facility (fourth quarter of fiscal year 2012 — income of $39 thousand; fiscal year ended February 29, 2012 — income of $0.4 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, and restricted cash in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2013 we had no forward contracts in place. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As of February 28, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in an increase in after-tax net income of $42 thousand for the year ended February 28, 2013 (year ended February 29, 2012 — decrease of $67 thousand), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at February 28, 2013. The impact on after-tax net income in the fourth quarter of either fiscal year is very small.

Transactions with Related Parties

        Throughout the current fiscal year, we leased premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board.

Economic Dependence

        We were dependent on one key customer with respect to revenue in the three and twelve months ended February 28, 2013. In the previous fiscal year, three customers accounted for greater than 10% of total revenue.

	Three Months Ended		Twelve Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Customer A:	61%		63%
Customer B:		13%		17%
Customer C:		26%		10%
Customer D:				10%

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the fiscal year ended February 28, 2013), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2013 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 28, 2013.

        Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements filed on SEDAR, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2013 as stated in their report which is included in the financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the current fiscal year we determined that there was sufficient history on which to base our estimates and, adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of the NSN microwave transport business. Shipping terms through the NSN OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        We adopted Accounting Standard Update ("ASU") 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        We adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

Testing Indefinite-Lived Intangible Assets for Impairment

        In July 2012, ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment was issued, amending FASB Accounting Standards Codification Topic 350 ("ASC 350") to simplify the impairment testing of indefinite-lived intangible assets by allowing an entity to make a qualitative impairment assessment. Entities are required to test indefinite-lived intangible assets for impairment at least annually and more frequently if indicators of impairment exist. The addition of the optional qualitative assessment permits an entity to consider events and circumstance that could affect the fair value of the indefinite-lived intangible asset and if the entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment test for that asset. The amendments to ASC 350 made by ASU 2012-02 are effective for interim and annual periods for fiscal years beginning after September 15, 2012. We do not hold any indefinite-lived intangible assets other than goodwill, and therefore this amendment did not have any impact on our financial statements.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

Parent's Accounting for the Cumulative Translation Adjustment Upon De-recognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters ("ASU 2013-05"). ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30, ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-02 became effective for us prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of ASU 2013-04 is not expected to have a material impact on our financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220 — Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires that a company cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on January 1, 2013. We do not expect the adoption of this guidance to have a material effect on our financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption of this ASU is not expected to have a material impact on our financial statements.

QuickLinks

  Exhibit 99.3